                                                    2600 Citadel Plaza Dr., Suite 300
                                                    Houston, Texas 77008
                                                    800.688.8865
                                                    713.866.6049 Fax
                                                    www.weingarten.com

June 24, 2010

Mr. Daniel L. Gordon
Branch Chief
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Weingarten Realty Investors (the "Company")
Form 10-K filed March 1, 2010
Schedule 14A filed March 26, 2010
File No. 0-12423

Dear Mr. Gordon:

We are in receipt of the Staff’s comment letter dated June 17, 2010.  Set forth below is a re-type of each of the Commission’s comments followed by each of the Company’s responses.

General

1.
We refer to the acknowledgments provided at the end of your letter submitted on your behalf by counsel.  These acknowledgments should be provided by an authorized officer of the company.  Please resubmit the acknowledgments in a letter signed by an authorized officer of the company.

The referenced acknowledgments are set forth at the end of this letter.

Definitive Proxy Statement on Schedule 14A

Compensation Disclosure and Analysis, page 16

Annual Cash Compensation, page 18

2.
We have reviewed your response to comment 5 from our letter dated May 20, 2010 and note that the salary increase for Messrs. Hendrix and Richter were based, in part, on a review of salary survey information provided by NAREIT.  Please tell us if you engaged in any benchmarking to determine base salary.   Please also tell us, if known, the component companies included in the NAREIT survey.  Refer to Item 402(b)(2)(xiv) of Regulation S-K.  Confirm for us that you will include similar disclosure in future filings.

Mr. Daniel L. Gordon
June 24, 2010

Approximately 90 REITs from all property sectors participated in the NAREIT survey, including most of the REITs that were included in the compensation report prepared by FPL Associates for the Compensation Committee.  When making his base salary and cash bonus recommendations for Messrs. Richter and Hendrix, Mr. A. Alexander reviewed the compensation information reported by NAREIT; however, Mr. A. Alexander did not use the data for benchmarking purposes.  His recommendation to the Compensation Committee was based on his opinion on the fiscal 2008 performance of the Company and the performance of the individual executive officers.  This information will be included in future filings by the Company.

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely, /s/ Stephen C. Richter
Stephen C. Richter
Executive Vice President And Chief Financial Officer